Exhibit 21.1
List of Significant Subsidiaries of
e.l.f. Beauty, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization

e.l.f. Cosmetics, Inc.	Delaware

HRBeauty LLC (a wholly owned subsidiary of e.l.f. Cosmetics, Inc.)	Delaware

W3LL People, Inc. (a wholly owned subsidiary of e.l.f. Cosmetics, Inc.)	Delaware

Naturium Holdings, Inc. (a wholly owned subsidiary of e.l.f. Cosmetics, Inc.)	Delaware

Naturium LLC (a wholly owned subsidiary of Naturium Holdings, Inc.)	Delaware

e.l.f. Beauty UK Limited (a wholly owned subsidiary of e.l.f. Cosmetics, Inc.)	England and Wales

J.A. China Holdings, LLC (a wholly owned subsidiary of e.l.f. Cosmetics, Inc.)	Delaware

e.l.f. (Shanghai) Trading Co., Ltd. (a wholly owned subsidiary of J.A. China Holdings, LLC)	People’s Republic of China – Wholly Foreign-Owned Enterprise